SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549




                                 Form 11-K





 Annual Report Pursuant to Section 15(D) of The Securities Exchange Act of
                                   1934



             For the Year Ended December 31, 2000 and for the
 Period From August 31, 1999 (Date of Inception) Through December 31, 1999



                      Commission file number: 1-9743





         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        EOG RESOURCES, INC. SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            EOG RESOURCES, INC.
                        333 Clay Street, Suite 4200
                          Houston, Texas   77002

                EOG RESOURCES, INC. SAVINGS PLAN

                        TABLE OF CONTENTS



                                                                  Page

INDEPENDENT AUDITORS' REPORT.....................................   3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31,
 2000 and 1999....................................................  4

Statements of Changes in Net Assets Available for Benefits for
 the Year Ended December 31, 2000 and for the Period From
 August 31, 1999 (Date of Inception)Through December 31, 1999.....  5

Notes to Financial Statements.....................................  6

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4(i) - Schedule of Assets Held for Investment
Purposes At December 31, 2000.....................................  9

Schedule H, Line 4(j) - Schedule of Reportable Transactions for
 the Year Ended December 31, 2000................................. 10

SIGNATURES........................................................ 11

INDEPENDENT AUDITORS' REPORT

To  the  Administrative Committee of EOG Resources, Inc.  Savings
Plan:

We have audited the accompanying statements of net assets available for benefits of EOG Resources, Inc. Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and for the period from August 31, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 and the period from August 31, 1999 (date of inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Houston, Texas
June 1, 2001

                EOG RESOURCES, INC. SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                    At December 31,
                                               -------------------------
                                                  2000          1999
                                               -----------   -----------
  ASSETS
  Investments
    Common Stock and Other Securities          $98,505,271   $1,139,598
    Loans to Participants                          982,950    1,035,180
                                               -----------   ----------
      Total Investments                         99,488,221    2,174,778

  Receivables
    Participant contributions                      143,350      179,081
    Employer contributions                          76,954       43,882
                                               -----------   ----------
      Total Receivables                            220,304      222,963

   Cash                                              2,653        1,015
                                               -----------   ----------
  NET ASSETS AVAILABLE FOR BENEFITS            $99,711,178   $2,398,756
                                               ===========   ==========







  The accompanying notes are an integral part of these consolidated financial statements.

                   EOG RESOURCES, INC. SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                         August 31, 1999
                                                       Year Ended        (Inception) To
                                                    December 31, 2000   December 31, 1999
                                                    -----------------   -----------------
ADDITIONS
 Employer Contributions                                $ 2,250,216         $   242,239
 Participant Contributions                               4,530,102           1,056,155
 Net Appreciation in Fair Value of Investments          22,949,706              43,432
 Interest and Dividend Income                            2,058,778              23,671
                                                       -----------         -----------
     Total Additions                                    31,788,802           1,365,497
                                                       -----------         -----------
DEDUCTIONS
 Benefits paid to Participants                          14,668,927               1,921
 Administrative Expenses                                     2,880                 -
                                                       -----------         -----------
     Total Deductions                                   14,671,807               1,921
                                                       -----------         -----------
OTHER CHANGES IN NET ASSETS
 Transfers from Other Qualified Plans                   80,195,427           1,035,180
                                                       -----------         -----------
NET INCREASE                                            97,312,422           2,398,756

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR     2,398,756                 -
                                                       -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR         $99,711,178         $ 2,398,756
                                                       ===========         ===========







The accompanying notes are an integral part of these consolidated financial statements.

                     EOG RESOURCES, INC. SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN

  The following description of the EOG Resources, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's
  provisions.   A  copy  of  the Plan document is  available  from  EOG
  Resources, Inc. ("EOG").

  GENERAL - The Plan is a tax-qualified defined contribution pension plan established on August 31, 1999 subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to meet the requirements for qualification under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). EOG serves as the administrator of the Plan. Paine Webber Trust Company (the "Trustee") serves as the trustee of the Plan.

  Prior to August 16, 1999, EOG was a participating employer in the Enron Corp. Savings Plan (the "Enron Plan"). Beginning August 16, 1999, EOG is no longer a participating employer in the Enron Plan and consequently, all contributions from EOG employees and EOG matching contributions to the Enron Plan ceased as of that date. In February 2000, approximately $80 million, which represents all of the net assets relating to EOG participant account balances on August 16, 1999, were transferred from the Enron Plan to the EOG Resources, Inc. Savings Plan.

  PARTICIPATION - Eligible employees may participate in the Plan the first day of the month coincident with or following their date of employment. The Plan shall have no service requirement and no minimum age requirement.

  PARTICIPANT CONTRIBUTIONS - Participants can contribute between 1% and 15% of their eligible base pay in any combination of before-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Participants may direct the investment of their contribution accounts into any combination of funds offered by the Plan. Participants may also roll over amounts representing distributions from other qualified plans.

  EOG CONTRIBUTIONS - For plan year 1999, EOG matched 50% of the first 4% of base compensation that a participant contributed to the Plan. Beginning plan year 2000, EOG matches 100% of the first 6% of base compensation that a participant contributes to the Plan. The matching EOG contributions are invested directly into the EOG Unitized Stock
  Fund.   At  age  50, participants may elect to reallocate  their  EOG contributions among the other investment options.

  VESTING - Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. For plan year 1999, participants were 100% vested in the EOG matching contributions. Beginning plan year 2000, vesting in EOG's contributions is generally based on years of service. Participants become 20% vested in EOG contributions after one year of service and vest an additional 20% for each year of service thereafter. Participants are 100% vested after 5
  years  of  service.   Participants automatically become  100%  vested
  regardless of length of service upon i) reaching age 65, ii) retirement due to disability, iii) death while being an employee, or iv) termination of the Plan. Forfeited amounts of nonvested accounts are used to reduce future EOG matching contributions into the Plan.

  DISTRIBUTION OF BENEFITS - Active participants may receive in-service withdrawals or hardship withdrawals subject to limitations defined by the Plan. Participants may receive a distribution of the vested balance in their account due to termination of service, death, permanent disability, or retirement. Account balances of $3,500 or less will be paid out as a lump sum distribution. Account balances over $3,500 may
  be  received in the form of an annuity or lump sum distribution.   At
  December 31, 2000 and December 31, 1999, there were no outstanding distributions payable to former participants.

  LOANS TO PARTICIPANTS - Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time. The loan is secured by the balance in the participant's account. Loan terms may not exceed 5 years, except for loans used for the purchase of a primary residence. EOG will determine the term of such loan, considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. Loan interest is based on interest rates being charged by representative commercial banks in the local area for similar loans at the time the loan is issued. Principal and interest are repaid ratably through payroll deductions not less frequently than quarterly.

  PLAN TERMINATION - Although it has not expressed any intent to do so, EOG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

                     EOG RESOURCES, INC. SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)


2.   SUMMARY OF ACCOUNTING POLICIES

  BASIS OF ACCOUNTING - The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments are recorded when paid.

  USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  INVESTMENT VALUAITON AND INCOME REGOGNITION - Short-term investments are stated at cost, which approximates fair value. Investments in stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis.
  Interest  income  is  recorded on the accrual basis.   Dividends  are
  recorded on the ex-dividend date.

  RISK AND UNCERTAINTIES - The Plan provides for various investments in stock, short-term investments, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3.   INVESTMENTS

  Individual investments that represent 5% or more of the Plan's net assets at each date are as follows:

                                                         December 31,
                                                  --------------------------
                                                      2000          1999
                                                  ------------  ------------
    *EOG Unitized Stock Fund                      $ 21,139,566     $414,069
     Enron Unitized Stock Fund                      45,686,454          -
     Paine Webber Stable Value GIC                  11,018,054      126,511

 * Includes both participant-directed and nonparticipant-directed amounts.

 Information about the significant components of the change in net assets relating to the EOG Unitized Stock Fund is as follows:

                                                 Year Ended December 31, 2000
                                                 ----------------------------
     Changes in net assets
      Contributions                                       $ 3,164,180
      Net Appreciation                                     15,378,177
      Benefits paid to participants                        (1,194,452)
      Transfers                                             3,310,614
      Loan repayments (net of borrowings)                      68,454
      Forfeitures                                              (1,476)
                                                          -----------
       Total                                              $20,725,497
                                                          ===========

                     EOG RESOURCES, INC. SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)


  EOG Unitized Stock Fund - The EOG Unitized Stock Fund is offered as an investment option to participants in the EOG Resources, Inc. Savings
  Plan.   The  stock  portion  of the fund, which  normally  represents approximately 96% of the value of the fund, is invested in the common stock issued by EOG Resources, Inc. The remaining assets of the EOG Unitized Stock Fund will be held as cash to make daily trading possible. Participants have the option of executing daily fund-to-fund transfers, withdrawals, distributions, and loans rather than being subject to pre-designated trading windows. The Trustee monitors the cash position and trades appropriately to maintain this cash position.

4.   INCOME TAX STATUS

  EOG adopted a prototype plan which has received an opinion letter from the Internal Revenue Service dated January 14, 1997, stating that the plan is acceptable under Section 401 of the Code for use by employers for the benefit of their employees. The Plan has been amended since adoption. The Administrative Committee believes that the Plan continues to operate in compliance with the applicable requirements of the Code and that the Plan is qualified under applicable requirements of the Code and the related trust is tax exempt.

                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
            SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                            INVESTMENT PURPOSES
                           AT DECEMBER 31, 2000




Identity of Issuer, Borrower,
Lessor, or Similar Party                Description of Investment                 Cost       Current Value
-----------------------------  --------------------------------------------    -----------   -------------
*EOG                           Unitized Stock Fund  675,126.657 unit shares    $10,459,140    $21,139,566
 Enron                         Unitized Stock Fund  87,020.989 unit shares             **      45,686,454
 AIM                           Constellation Fund                                      **         935,077
 AIM                           Blue Chip Fund                                          **       3,408,369
 AIM                           Balanced Fund                                           **       1,582,778
 Alliance                      Premium Growth Fund                                     **       1,047,460
 Euro Pacific                  Growth Fund                                             **       1,179,516
 Paine Webber                  Tactical Allocation Fund                                **       3,433,030
 Mass Investors                Growth Stock Fund                                       **       3,080,233
 Franklin/Templeton            Qualified Fund                                          **         176,695
 Pimco                         Mid Cap Growth Fund                                     **       2,068,156
 Washington Mutual             Investment Fund                                         **       2,314,260
 Paine Webber                  Stable Value GIC                                        **      11,018,054
 Paine Webber                  S&P 500 Index Fund                                      **         665,967
 Pimco                         Total Return Fund                                       **         769,656
*Participant Loans             Various maturities and interest rates                   **         982,950
                                                                                              -----------
                                                                                              $99,488,221
                                                                                              ===========


*  Party -in-Interest
** Cost not required for participant-directed investments

                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
        SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 2000

Category (iii) - Series of transactions in excess of 5% of the current value of Plan assets at the beginning of the plan year for investments with non-participant directed transactions.

                                                                                  Current Value of
 Identity of            Description                                     Cost         Asset on
Party Involved           of Asset    Purchase Price   Selling Price   of Asset    Transaction Date    Net Gain
--------------         ------------  --------------   -------------  -----------  ----------------   -----------
Single Transactions:
--------------------
EOG Resources, Inc. Common Stock
                        Purchases     $   123,164      $     -       $   123,164    $   123,164      $     -
                        Purchases       8,282,876            -         8,282,876      8,282,876            -
                        Purchases         130,192            -           130,192        130,192            -
                        Purchases         417,626            -           417,626        417,626            -
                        Sales               -              156,167       126,373        156,167           29,794
                        Sales               -              140,343       122,874        140,343           17,469
                        Sales               -              529,675       404,060        529,675          125,615
                        Sales               -              189,993       153,181        189,993           36,811
                        Purchases         157,357            -           157,357        157,357            -
                        Purchases         171,581            -           171,581        171,581            -
                        Sales               -            1,010,780       683,739      1,010,780          327,041
                        Sales               -              272,408       184,270        272,408           88,138
                        Purchases         181,317            -           181,317        181,317            -
                        Sales               -              327,563       207,398        327,563          120,165
                        Sales               -              124,060        77,953        124,060           46,107
                        Purchases         413,826            -           413,826        413,826            -
                        Sales               -              364,720       226,724        364,720          137,996
                        Sales               -              631,872       397,501        631,872          234,371
                        Purchases         634,497            -           634,497        634,497            -
                        Purchases         176,798            -           176,798        176,798            -
                        Purchases         117,231            -           117,231        117,231            -
                        Sales               -              693,787       498,027        693,787          195,760
                        Purchases         143,585            -           143,585        143,585            -
                        Sales               -              110,944        65,321        110,944           45,623
                        Sales               -              195,104       115,577        195,104           79,527
                        Sales               -              266,717       155,143        266,717          111,574
                        Purchases         901,347            -           901,347        901,347            -
                        Sales               -              730,431       447,872        730,431          282,559
                        Purchases         765,473            -           765,473        765,473            -
                        Purchases         149,738            -           149,738        149,738            -
                        Sales               -              830,709       528,031        830,709          302,678
                        Sales               -              284,210       181,328        281,210          102,882
                        Sales               -              224,865       148,195        224,865           76,670
                        Sales               -              149,570        92,595        149,570           56,975
                        Purchases         200,956            -           200,956        200,956            -
                        Purchases         147,885            -           147,885        147,885            -
                        Sales               -              112,082        77,550        112,082           34,532
                        Sales               -              129,880        82,683        129,880           47,197
                        Sales               -              658,828       429,868        658,828          228,960
                        Purchases         510,421            -           510,421        510,421            -
                        Sales               -              198,512       120,174        198,512           78,338
                        Sales               -              269,873       159,737        269,873          110,136
                        Sales               -              485,486       285,876        485,486          199,610
                        Sales               -              123,614        77,548        123,614           46,066
                        Sales               -              216,773       122,798        216,773           93,975
                        Purchases         174,274            -           174,274        174,274            -
                        Sales               -              182,084        99,387        182,084           82,697
                        Sales               -              208,871       111,909        208,871           96,962
                        Sales               -              249,626       129,926        249,626          119,700
                        Purchases         217,541            -           217,541        217,541            -
                        Sales               -              331,127       162,404        331,127          168,723
                        Purchases         257,224            -           257,224        257,224            -
                        Sales               -              164,318        79,538        164,318           84,780
                        Purchases         169,032            -           169,032        169,032            -

Series Transactions:
--------------------
EOG Resources, Inc. Common Stock
                        Purchases     $18,845,153      $     -       $18,845,153    $18,845,153      $     -
                        Sales               -           13,488,995     8,797,508     13,488,995        4,691,487

                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



EOG RESOURCES, INC. SAVINGS PLAN


By:            /S/ PATRICIA L. EDWARDS
   ---------------------------------------------
                (Patricia L. Edwards)
       Chairman of the Administrative Committee






Date:  June 15, 2001